December 17, 2010

Mr. Tim Buchmiller
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3030
Washington, DC  20549

Re:           Ecosphere Technologies, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed March 31, 2010
File No. 000-25663

Dear Mr. Buchmiller:

Our responses to the Staff’s December 3, 2010 Comment Letter are below.
Item 1. Business, page 1

1.	We note your response to prior comment 1. It does not appear that you have provided us with the items requested in the third and fourth bullet points. We therefore reissue those portions of comment 1.

Registrant’s Response:

The third and fourth bullets are requesting that the Company provide the staff with a copy of the new Ozonix provisional patent application and file the BP Master Service Agreement as an exhibit. In accordance with Michael D. Harris, Esq.’s discussions with Joseph McCann, Esq., the provisional patent application is being sent to the Staff under separate cover with the understanding that it will be returned since it is non-public.  The BP Agreement is being filed as an exhibit to the June 30, 2010 Form 10-Q/A.

Item 10. Directors, Executive Officers and Corporate Governance, page 35

2.
We have reviewed the response to prior comment 2 in the letter from your counsel dated November 9, 2010.  We note from the response that Mr. McGuire’s most recent conviction was in 1987 and that he received an 8 year sentence (5 of which were served) and 5 years of probation.  Given this information, it appears that Mr. McGuire was subject to a pending criminal proceeding until at least 1997.  In this regard, we note that the company filed a Form 10SB-12G on March 29, 1999 disclosing that Mr. McGuire was the president and director of your company.  Please provide us with your analysis as to whether you were obligated to disclose that Mr. McGuire was the subject of a criminal proceeding in that initial filing or any subsequent filings, such as your Forms 10-KSB or Forms 10-K, and where such disclosure appears.  Also, provide us with your analysis as to whether Mr. McGuire was enjoined or otherwise limited from engaging in any of the activities listed in Item 401(f)(3) of Regulation S-K, or the applicable item requirement for those periods, since the filing of the form 10SB-12G on March 29, 1999, and if so, where such disclosure appears in your filings.

Also, you have not submitted the fax correspondence dated September 13, 2010 as correspondence on EDGAR. We therefore reissue the final sentence of prior comment 2.

Registrant’s Response:

Based upon advice of counsel, we do not believe that we were obligated to disclose the conviction in the Form 10SB-12G filed on March 29, 1999 or subsequent filings.

First, the Staff raises a narrow legal issue as to whether probation was a “pending criminal proceeding” within the meaning of Item 401(d) of former Regulation S-B. We have been advised that there is nothing in any of the Commissions releases with regard to old Item S-B 401(d) or Item S-K 401(f) that shed any light on whether probation is a pending criminal proceeding.  Common sense dictates that it is not.  In particular, the Instruction 1 to Item 401(f) reflects that in computing the relevant period  “the date of a reportable event shall be deemed the date on which final order was entered…” or the expiration of any rights to appeal.  Viewed in this perspective it seems that the Commission’s intent was to use the later of the date of the judgment or expiration of the rights to appeal. Black’s Law Dictionary refers to probation as a method that permits the convicted person “to go at large, under a suspension of sentence, during good behavior….” Since probation as in the present case is imposed at the time of the judgment of conviction,  the imposition of probation in 1987 was clearly not required to be disclosed in 1999 following expiration of the five year period.

Second, Mr. McGuire has advised me that he served approximately 30 months followed by approximately six months probation. Because the information is not readily available due to the lengthy passage of time, Mr. McGuire has written to the probation office for confirming information. Once he receives it, we will advice the Staff accordingly. Thus, based upon Mr. McGuire’s advising me that he was released from probation in  late 1991, no disclosure was required in any Commission report or other filing.

Form 10-Q for period ended June 30, 2010

Liquidity and Capital Resources, page 33

3.
We have reviewed your response to prior comment 9.  Please file the required Form D or provide us with your analysis as to why the Form D is not required to be filed.  For the exemption that you are relying upon, please provide us with the facts and circumstances which make that exemption available for the prior offering.

Registrant’s Response:

The Company relied on Section 4(2) of the Securities Act of 1933 in connection with the private placement. Form D is not required under that law. The Company sold $545,000 of securities to two funds and one private investor. The private investor was referred by an existing investor who is close to our Chief Executive Officer, and the investment was not solicited.   Of this amount, $525,000 came from the two funds, both of which were either prior investors or were managed by the manager of prior investors.  All of the investors had full access to all information which was required to be provided in a registration statement and we believe they all  had the ability to fend for themselves.  Notwithstanding the Company’s reliance on Section 4(2), the Company is filing a Form D as requested by the Staff.

Form 10-Q for period ended September 30, 2010

Exhibits

4.	We note your response to prior comment 11, but it does not appear that have filed the complete agreement in the Form 10-Q for the period ended September 30, 2010. We therefore reissue the comment.

Registrant’s Response:

The exhibit was inadvertently not filed. It is being included in the June 30, 2010 Form 10-Q/A which is being filed today with the requested information.

Ecosphere acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter.  Please direct any questions concerning this letter to Michael Harris of Harris Cramer LLP at (561) 689-4441.

Sincerely yours,

/s/ Adrian Goldfarb

Adrian Goldfarb
Chief Financial Officer

AG/dfm